Exhibit 99.9

Total and Amyris Renewable Jet Fuel Ready for Use in Commercial Aviation

Renewable jet fuel developed by Total & Amyris meets

newly updated ASTM Standard for Jet A/A1

Emeryville, CA and Paris, France, Monday, June 16, 2014) — With the newly revised ASTM standard for jet fuel, Amyris (Nasdaq: AMRS) and Total (CAC: TOTF.PA) today begin to prepare to market a drop-in jet fuel that contains up to 10% blends of renewable farnesane.

Developed by Total, one of the world’s leading energy companies, and Amyris, an industrial bioscience company, this new jet fuel blend meets the rigorous performance requirements set for Jet A/A-1 fuel used by the global commercial aviation industry.

“The ability of this renewable jet fuel to meet the criteria in the definitive standard for use in commercial aviation is a significant milestone in the ongoing collaboration between Amyris and Total. It unleashes the potential of our renewable jet fuel for the commercial aviation market, said Philippe Boisseau, Member of the Executive Committee of Total, President of Marketing & Services and New Energies divisions.

“The introduction of our green fuel for the commercial aviation industry has the potential to lead to a meaningful reduction of greenhouse gas emissions with strong performance. As one of the world’s biggest suppliers of aviation fuel, one of Total’s objectives is to make breakthrough jet fuel solutions widely available to its airline customers, supporting their quest to meet high sustainability objectives,” Boisseau added.

The revised standard, D7566, developed by ASTM Committee on Petroleum Products, Liquid Fuels, and Lubricants, now includes the use of renewable farnesane as a blending component in jet fuels for commercial aviation. This latest version of ASTM D7566, Standard Specification for Aviation Turbine Fuel Containing Synthesized Hydrocarbons, will allow a biomass-based renewable jet fuel, as developed by Amyris and Total, to support the commercial airliners’ goal of reducing greenhouse gas emissions.

“Conformance to ASTM D7566 enables us to advance our ongoing discussions with several of the major international airlines seeking to fly commercial flights with renewable fuels capable of reducing emissions and improving performance,” said John Melo, President & Chief Executive Officer of Amyris.

“With our partner Total, we are paving the way for a new era for the aviation industry by providing a drop-in, low carbon jet fuel solution that will support the sustainability and environmental goals set by the industry without compromising performance. Achieving conformance to this standard in record time is a credit to the disruptive potential of our technology and the commitment of the global aviation industry to support innovative solutions,” Melo concluded.

The ASTM standard involved an end-to-end evaluation program to verify and ensure that the renewable jet fuel product is compatible with aircraft and engine components and systems. In collaboration with key stakeholders of the aviation community, Amyris and Total conducted a thorough test program, from the investigation of key fuel properties to evaluation of performance at scale including multiple engine and flight tests. This renewable fuel meets jet fuel strict specifications and bears favorable properties such as low freezing point, high thermostability and high net heat of combustion. The Brazilian fuels regulator, ANP, has indicated it will include this renewable fuel as option among the other alternative aviation fuels already allowed in the national specification.

As part of their ongoing collaboration since 2011, Amyris and Total have also worked to ensure that the fuel be produced sustainably. Earlier this year, the Roundtable on Sustainable Biomaterials (RSB)’s certified Amyris’s first farnesene production facility in Brazil.

About the Companies

Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 98,800 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. The Group holds majority stake in SunPower, a world leader in solar energy, and an approximately 18% stake in Amyris, an integrated renewable products company. Total has an ongoing research and development collaboration with Amyris since 2011. Additionally, Total is actively engaged in a number of renewable R&D projects. Total’s aviation business unit has specialized in aviation fuel for over 50 years. Its status as a leader in Europe and Africa gives it a strategic position in the aviation market, guaranteeing its customers a worldwide network at more than 250 international airports in 75 countries on 5 continents. More information about Total is available at www.total.com.

Amyris is an integrated renewable products company focused on providing sustainable alternatives to a broad range of petroleum-sourced products. Amyris uses its industrial bioscience technology platform to convert plant sugars into a variety of hydrocarbon molecules — flexible building blocks that can be used in a wide range of products. Amyris is commercializing these products both as No Compromise® renewable ingredients in cosmetics, flavors and fragrances, polymers, lubricants and consumer products, and also as No Compromise renewable diesel and jet fuel. Amyris Brasil Ltda., a subsidiary of Amyris, oversees the establishment and expansion of Amyris’s production in Brazil. More information about Amyris is available at www.amyris.com.

Amyris Forward-Looking Statements

This release contains forward-looking statements, and any statements other than statements of historical facts could be deemed to be forward-looking statements. These forward-looking statements include, among other things, statements regarding future events (including the adoption, use and environmental, performance and other benefits of an Amyris-Total jet fuel component) that involve risks and uncertainties. These statements are based on management’s current expectations and actual results and future events may differ materially due to risks and uncertainties, including those associated with any delays or failures in development, production and commercialization of products, liquidity and ability to fund capital expenditures, Amyris’s reliance on third parties to achieve its goals, and other risks detailed in the “Risk Factors” section of Amyris’s quarterly report on Form 10-Q filed on May 9, 2014. Amyris disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.

Amyris, the Amyris logo and No Compromise are trademarks or registered trademarks of Amyris, Inc. All other trademarks are the property of their respective owners.

Contact Information

Total

Quentin Vivant, Press Officer

+33 (1) 4135-3744

quentin.vivant@total.com

Amyris, Inc.

Joel Velasco, Senior Vice President

+1 (510) 740-7481

info@amyris.com